SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 19, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

Company Registry (NIRE) 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 776TH BOARD OF DIRECTORS’ MEETING

On June 14, 2013, at 4:30 p.m., the Chairman of the Board of Directors, Edson de Oliveira Giriboni, pursuant to the caput  of Article 12 of the Company’s Bylaws called for an extraordinary meeting, which was held in executive session via conference call and was attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. The meeting was called to order, Mr. Edson de Oliveira Giriboni greeted everyone and moved on to the examination of the single item of the agenda: “Election of the Executive Board. After Board’s discussions, the matter was voted and pursuant to item II, Article 142 of Law nº 6,404/76, the Company’s Executive Board re-election was unanimously approved for a two-year term of office, considering the government’s authorization and CODEC – State Capital Defense Council Opinion nº 081/2013 of June 12, 2013, and position investiture must observe the requirements, impediments and procedures provided for in the Brazilian Corporation Law and other ruling provisions, inclusive as to their related remuneration. In view of the aforementioned approval, the Executive Board is thus composed of: Chief Executive Officer: DILMA SELI PENA, Brazilian citizen, divorced, geographer and public administrator, identity card (RG) 216.219-DF, individual taxpayer’s register (CPF) 076.215.821-20; Technology, Projects and Environment Officer: JOÃO PAULO TAVARES PAPA, Brazilian citizen, divorced, electric engineer and pedagogue, identity card (RG) 5.949.601-0 SSP/SP, individual taxpayer’s register (CPF) 017.920.108-50, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo-SP; Corporate Management Officer: MANUELITO PEREIRA MAGALHÃES JÚNIOR,  Brazilian citizen, married, economist, identity card (RG) 2.162.807-61 SSP/BA, individual taxpayer’s register (CPF) 478.682.525-53; Metropolitan Officer: PAULO MASSATO YOSHIMOTO, Brazilian citizen, single, civil engineer, RG nº 5.288.540 SSP/SP, individual taxpayer’s register (CPF) 898.271.128-72; Chief Financial and Investor Relations Officer: RUI DE BRITTO ÁLVARES AFFONSO, Brazilian citizen, married, economist, identity card (RG) 7.867.051 SSP/SP, individual taxpayer’s register (CPF) 013.982.348-42; Regional Systems Officer: LUIZ PAULO DE ALMEIDA NETO, Brazilian citizen, single, civil engineer and business administrator, with specialization in sanitary engineering, identity card (RG) 7.292.399-4, individual taxpayer’s register (CPF) 018.762.858-00, all of them domiciled in the City of São Paulo, at Rua Costa Carvalho, 300.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

 (...)

These minutes, after approval, are signed by attending members of the Board of Directors. Alberto Goldman, Alexander Bialer, Claudia Polto da Cunha, Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiro and Walter Tesch.

This is a free English translation of the excerpt from the original Minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, June 14, 2013.

Edson de Oliveira Giriboni	Sandra Maria Giannella
Chairman of the Board of Directors	Executive Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 19, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.